Sub-Item 77C

Dreyfus Bond Funds, Inc Dreyfus Premier High Income Fund

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Joint Meeting of Shareholders (the “Meeting”) of Dreyfus Premier High Income (the “Fund”), a series of Dreyfus Bond Funds, Inc. was held on October 15, 2008. Out of a total of 14,901,336.438 of the Fund’s shares (“Shares”) of common stock outstanding and entitled to vote at the Meeting, a total of 8,123,143.078 of the Fund’s Shares were represented at the Meeting, in person or by proxy. The following Vote reflects that proposal presented at the meeting, to merge the Fund into Dreyfus Premier Limited Term High Yield Fund, was approved by the Fund’s shareholders on October 15th, 2008. The merge was consummated in January 2009.

Affirmative Votes	Negative Votes	Abstained
7,566,438	168,808	387,896